CHINA NATURAL GAS, INC.
 19th Floor, Building B, Van Metropolis
35 Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province
People's Republic of China

April 8, 2011

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Milwood Hobbs, Staff Accountant, Andrew D. Mew, Accounting Branch Chief

Re:	China Natural Gas, Inc. (the “Company”) Correspondence submitted February 22, 2011 regarding Form 10-K/A for the Fiscal Year Ended December 31, 2009 Filed October 1, 2010 File No. 001-34373

Dear Sirs:

We are responding to your comment contained in the Staff letter, dated March 2, 2011, addressed to Mr. Qinan Ji, the Company’s Chairman and Chief Executive Officer, with respect to the Company’s Amendment No. 2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (“Form 10-K/A”) filed on October 1, 2010.

The Company has replied below, with our responses in bold-face type following a repetition of each bullet point item of the Staff’s comment (the “Bullet Point Comments”.)

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 64

Management's Report on Internal Control over Financial Reporting (restated). page 65

We note your response to comment two of our letter dated February 2, 2011 and continue to believe that further explanation is needed to substantiate the U.S. GAAP knowledge and experience for those individuals primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting.  As part of your response, please address the following:

BULLET POINT COMMENT:

•
Please elaborate on the Chief Financial Officer's continuous on-the-job training on U.S. GAAP from various independent auditors and external financial consultants and on SEC rules and regulations from various legal counsels.  In this regard, provide the specific training programs that the Chief Financial Officer participated in including the qualifications of the trainers and/or presenters;

RESPONSE:

Prior to our current Chief Financial Officer assuming such role for the Company, our Chief Financial Officer served as Chief Financial Officer of Yanglin Soybean, Inc. (“Yanglin”) for approximately four years.  In his capacity as Chief Financial Officer for Yanglin, he had a deep involvement in preparing and reviewing the consolidation of Yanglin’s financial statements and relevant accounting adjustments under U.S. GAAP, as well as selecting accounting principles and treatments, and participating in discussions relating to such selection with Yanglin’s independent auditors.  Our Chief Financial Officer has worked with globally well-known professionals, including Ernst & Young LLP  and the law firm of Cadwalader, Wickersham & Taft LLP, receiving continuous on-the-job training from these professional institutions regarding U.S. GAAP, preparation of consolidated financial statements, internal control over financial reporting and SEC rules and regulations, although there were no specific training programs involved.  He also received extensive professional courses and training from the Association of Chartered Certified Accountants on International Financial Reporting Standards (“IFRS”), which has a considerable level of similarity to U.S. GAAP in many of the accounting principles and treatments.  Through such training and continuous work experience as the principal financial officer, the Chief Financial Officer has gained sufficient knowledge and experience of the preparation of consolidated financial statements under U.S. GAAP, internal control over financial reporting and SEC rules and regulations to effectively perform his duties as the Company’s Chief Financial Officer.

BULLET POINT COMMENT:

•
Please elaborate on the Chief Financial Officer's roles and duties as Chief Financial Officer at Yanglin Soybean, Inc.  In this regard, please tell us specifically to what extent as well as the amount of time spent in his preparation of the financial statements to support sufficient knowledge of U.S. GAAP and SEC rules and regulations;

RESPONSE:

During his service as Chief Financial Officer of Yanglin, our Chief Financial Officer was responsible for the following tasks related to financial reporting and internal control:

●	Selecting accounting principles and policies to be applied under U.S. GAAP
●	Determining the accounting adjustment entries required for consolidation under U.S. GAAP
●	Preparing consolidation working papers, formulating consolidated financial statements and writing footnotes to financial statements
●	Preparing other contents of Yanglin’s financial reports, including Management’s Discussion & Analysis, assessment on the effectiveness of internal control, risk factors and related issues
●	Leading and coordinating Yanglin’s internal control compliance project in accordance with the Sarbanes-Oxley Act of 2002

For each Annual Report on Form 10-K prepared and filed by Yanglin, the Chief Financial Officer spent approximately 400 hours in total on the preparation and review of the consolidated financial statements and other contents of the Report. For each Quarterly Report on Form 10-Q prepared and filed by Yanglin, the Chief Financial Officer spent approximately 200 hours in total on the preparation of the consolidated financial statements and other contents of the Report.

In addition, in his capacity as Chief Financial Officer of Yanglin, our Chief Financial Officer was responsible for:

●	Formulating financial forecast and plans based on Yanglin’s business strategies
●	Preparing Yanglin’s financial budget and monitoring and controlling its implementation
●	Evaluating Yanglin’s capital structure and funding needs and determining financing strategies
●	Conducting investors relations and public relations activities and maintaining the relationships with existing and potential investors
●	Communicating and coordinating with auditors, legal counsel, external consultants and other professional service providers

BULLET POINT COMMENT:

•
Please elaborate on the Financial Controller's roles and duties while working for Fujitsu including to what extent as well as the amount of time he spent in his preparation of the financial statements to support sufficient knowledge of U.S. GAAP and SEC rules and regulations;

RESPONSE:

During his employment at Fujitsu, our Financial Controller served as an International Financial supervisor. In such capacity, his major roles and duties included:

●
Anticipating and remedying routine financial issues, including review of payment vouchers, purchase requisitions, contracts, rebate vouchers, paid-out vouchers, staff checks and entertainment, before such items were submitted to the Financial Controller of Fujitsu for approval;

●
Responsible for all financial statements of Fujitsu, including timely submission of high-quality and accurate U.S. GAAP and IFRS financial reports, which he individually prepared every year by himself.

●	Responsible for month-end / year-end closings, including scheduling journalizing and balancing, and related matters;

●	Preparation of monthly financial analysis;

●	Assisting in establishing financial policies and procedures, particularly in relation to general accounting, fixed assets and cost control;

●	Participating in budget preparation;

●	Communicating with government authorities with respect to tax and financial affairs;

●	Acting as liaison with government authorities including industrial and commercial bureau, tax bureau, bankers and auditors of Fujitsu.

In his capacity as the International Financial supervisor for Fujitsu, on a monthly basis our Financial Controller spent five days on preparation of financial reports and IRFS from the first to the fifth day of each month. In addition, the headquarters of Fujitsu offered him two- to three-day centralized trainings on U.S. GAAP as well as SEC rules and regulations every year.  The Financial Controller also reviewed internal study materials regarding U.S. GAAP and SEC rules and regulations issued by Fujitsu from time to time.  The Financial Controller spent approximately 50 hours each year learning U.S. GAAP and SEC regulations.

BULLETED POINT COMMENT:

•	Please note that the Staff does not consider self study as sufficient evidence to support knowledge of U.S. GAAP and SEC rules and regulations.

Alternatively, revise your material weakness disclosures to include that there is a lack of sufficient training and experience with U.S. GAAP and SEC rules and regulations in your amended Form 10-K for the fiscal year ended December 31, 2009.

RESPONSE:

As discussed above in the Company’s Responses to the Staff’s Bullet Point Comments, the Company believes that the individuals primarily responsible for preparing and supervising the Company’s financials statements and evaluating the effectiveness of its internal control over financial reporting have sufficient and necessary knowledge and experience to adequately perform such duties in a timely and efficient manner.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are taking part in the Staff’s trial email correspondence program and ask that your correspondence be sent to fang.zhang@naturalgaschina.com with a copy to our attorney Gene Buttrill at gbuttrill@proskauer.com.

Very truly yours,

/s/ Qinan Ji
Qinan Ji
Chief Executive Officer